SEC FILE NUMBER: 0-5014

                                                        CUSIP NUMBER:        N/A

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K  |_| Form 20-F   |_| Form 11-K |X| Form 10-QSB
             |_| Form 10-D  |_| Form N-SAR  |_| Form N-CSR

                      For Period Ended: September 30, 2005


|_| Transition Report on Form 10-K        |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F        |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
                        For the Transition Period Ended:

--------------------------------------------------------------------------------
Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            aeroTelesis, Inc.
                           -----------------------------------------------------
Former name if applicable:
                           -----------------------------------------------------

Address of principal executive office (Street and number)
                                    1554 S. Sepulveda, Blvd., Suite 118
                           -----------------------------------------------------
City, state and zip code            Los Angeles, CA  90025
                           -----------------------------------------------------

                                     PART II
                             RULE 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|X| portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The registrant requires additional time to file its Form 10-Q so that it can complete the necessary review and compilation of information to file a complete and accurate report.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

          Joseph Gutierrez         310                        235-1727
       -------------------------------------------------------------------------
               (Name)           (Area Code)                (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


It is anticipated that the registrant will report the following significant changes in its results of operations from the corresponding period for the last fiscal year when it files its quarterly report on Form 10-QSB:

      For the three months ended September 30, 2005, the registrant had no revenues compared to revenues of $105,535 for the three months ended September 30, 2004. For the six months ended September 30, 2005, the registrant had revenues of $8,600 compared to revenues of $226,545 for the six months ended September 30, 2004. The registrant's lack of revenues for the three months ended September 30, 2005 and its insubstantial revenues for the six months ended September 30, 2005 are due to the expiration of its telecommunications consulting agreement and its focus on the development of a wireless technology platform by its licensor. The registrant had expenses of $1,500,788 for the three months ended September 30, 2005 compared to expenses of $293,889 for the three months ended September 30, 2004. This is an increase in expenses by $1,206,899. The increase in expenses from the prior year is primarily due to: (i) an increase in its legal and professional fees by $490,093 primarily associated with option related expense of $416,000 paid to consultants and legal fees of $74,412 for the negotiation and consummation of a standby equity distribution agreement, secured convertible debentures and related agreements; (ii) an increase in its research and development expenses by $550,000 related to new technology; and (iii) an increase in its interest expenses by $263,325 primarily due to the amortized amount of the beneficial conversion cost related to the issuance of convertible debentures and associated warrants in the amount of $1,500,000 and other borrowings and financings during the three months ended September 30, 2005. These expenses were offset by a reversal of option expense by $(121,345) during the three months ended September 30, 2005 primarily due to the cancellation of options. The registrant had expenses of $2,254,928 for the six month period ended September 30, 2005 compared to expenses of $577,851 for the six month period ended September 30, 2004. This is an increase in expenses by $1,677,077. The increase in expenses from the prior year is primarily due to its increased expenses during the three months ended September 30, 2005 as described above. The registrant realized a net loss of $(1,498,603) from operations for the three month period ended September 30, 2005 compared to a net loss of $(188,354) for the three month period ended September 30, 2004. The increase in net loss for the three month period ended September 30, 2005 was due to the lack of revenues for the three month period ended September 30, 2005 and the increase in expenses described above. The registrant realized a net loss of $(2,243,515) from operations for the six month period ended September 30, 2005 compared to a net loss of $(351,306) for the six month period ended September 30, 2004. The increase in net loss for the six month period ended September 30, 2005 was due to the lack of revenues for the three month period ended September 30, 2005 and insignificant revenues for the first three months of the six months ended September 30, 2005 and the increase in expenses described above.


                                aeroTelesis, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   November 14, 2005                    By:  aeroTelesis, Inc.
       -----------------------------


                                            By: /s/  Joseph Gutierrez
                                                --------------------------------
                                                Joseph Gutierrez, President and
                                                Chief Financial Officer


      Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).